SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                      Form 40-F X
              ----                            -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No    X
        ----             -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 28 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CP SHIPS LIMITED
                                           (Registrant)

Date:  10 February 2005
                                           By:  /s/ JOHN M. BAKER
                                                -------------------------------
                                                 Name: John M. Baker
                                                 Title:   Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

     10.1   Press Release of CP Ships Limited "CP SHIPS                   4
            ANNOUNCES RECORD QUARTERLY
            OPERATING INCOME", dated 10 February 2005

CP SHIPS                                         REGIONAL FOCUS o GLOBAL SCALE


             CP SHIPS ANNOUNCES RECORD QUARTERLY OPERATING INCOME

(Definitions of non-GAAP terms are listed at the end of this report. All dollar amounts are in US$ unless otherwise noted. All references to 2003 financial results are to restated results).

GATWICK, UK (10th February 2005) - CP Ships Limited today announced unaudited fourth quarter 2004 operating income of US$ 46 million, up from $36 million in fourth quarter 2003 and up from $41 million in third quarter 2004. Net income available to common shareholders was $32 million, compared with $28 million in fourth quarter 2003. Basic earnings per share was $0.35 compared with $0.31 in fourth quarter 2003.

Operating income was $51 million before unusual charges of $5 million for legal and other costs for the review by the Special Committee of the Board of the August 2004 restatement and costs for departure in December 2004 of the former CEO. Net income before unusual charges was $37 million or $0.41 basic earnings per share.

EBITDA(A) was $78 million compared to $69 million in fourth quarter 2003. Free cash flow (B) was $51 million for fourth quarter 2004.

Volume of 568,000 teu was flat compared to fourth quarter 2003 with continuing strong growth in Asia offset by slightly reduced volume in the TransAtlantic and Australasia. Revenue at $988 million was a record, increasing 18% from $838 million in fourth quarter 2003. Revenue per teu(C) increased by 18% from $1,475 in fourth quarter 2003 to $1,738 per teu in fourth quarter 2004. Average freight rates(D) increased 12% from fourth quarter 2003 and 4% from third quarter 2004. Inland and other revenue per teu increased by 32% in fourth quarter against the same quarter 2003.

Total expenses at $942 million for the fourth quarter were 18% higher than $802 million in same period 2003. Including the adverse impact of the weaker US$, cost per teu(E) increased by 17% in fourth quarter 2004 compared with the same period in 2003 and 5% from third quarter 2004.

"This was our best quarterly result ever due to continuing firm volume and higher freight rates, despite cost pressures and the adverse impact of port congestion on the US West Coast," said Chairman Ray Miles. "TransAtlantic performed better than expected with freight rates increasing 8% over third quarter. In Asia, operating income was higher with continuing strong volume and stable freight rates. Australasia results were up, but Latin America results disappointed."



                                     1/25

Full Year 2004
--------------
Unaudited operating income for 2004 was $124 million, compared with $102 million before exceptional charges in 2003. Net income available to common shareholders was $69 million and basic earnings per share was $0.77 compared with $63 million and $0.70 before exceptional items in 2003. Before unusual charges, 2004 net income was $74 million or $0.82 per share.

Volume at 2.3 million teu was up 4% from 2003. Total revenue at $3.7 billion was up 17% from $3.1 billion in 2003. Revenue per teu increased by 13% from $1,426 per teu to $1,614 per teu. Average freight rates were 8% higher. Inland and other revenue per teu increased 24%.

Total expenses at $3.5 billion were 17% higher than $3.0 billion in 2003. Total container shipping expenses were up 20% to $3.0 billion from $2.5 billion, due partly to volume growth, but mostly to higher operating costs. General and administrative costs, at $428 million, were slightly up from $424 million.

Compared to full year 2003, the estimated adverse impact of the weaker US$ on operating costs before hedging was about $103 million partly offset by a corresponding $49 million positive impact on revenue. Secondly, there was an adverse impact of $19 million from lower hedge gains, down to $2 million in 2004 from $21 million in 2003. Thirdly, there was an exchange loss of $3 million, compared with a $2 million gain in 2003, from foreign currency receivables and payables settled in the year and the translation of the year-end balance sheet foreign currency denominated assets and liabilities.

Including the adverse effect of the weaker US$, cost per teu at $1,452 increased by 12% compared to $1,293 in 2003. Inland transport and other variable costs each represented about 40% of the increase and fixed costs the remaining 20%. Within fixed costs, charter costs were up $48 million and fuel expenses up $11 million.

EBITDA was $248 million compared to $221 million in 2003. Free cash flow was $181 million. Return on capital employed at 6.8% was up from 5.7% in 2003.

REVIEW OF OPERATIONS

TransAtlantic Market
--------------------
Fourth quarter operating income, at $14 million, was $17 million lower than $31 million in fourth quarter 2003 but up $9 million from $5 million in third quarter 2004.

Lower operating profit compared to fourth quarter 2003 was due to higher costs, mainly from the adverse impact of the weaker US$, increased ship network and other operational costs. The adverse impact of 3% lower volume was more than offset by a significant increase in average freight rates, up 6% from fourth quarter 2003 and up 8% from third quarter 2004 following freight rate increases commencing October 2004 and the successful implementation of a program to improve cargo mix.



                                     2/25

For the full year 2004, operating income at $25 million was down from $65 million in 2003. Volume was up 3%, and average freight rates up 6%. However, costs increased by more than this.

Our plan to adjust Montreal Gateway capacity by replacing three owned 2400 teu ships in one of the three Montreal-North Europe weekly services with three new chartered 1600 teu ice-strengthened ships between February and April 2005 remains on track. The larger ships will be redeployed in our West Coast North America-Mediterranean trade lane replacing costly charters which will not be renewed.

Australasian Market
-------------------
Operating income at $9 million in fourth quarter 2004 was up from $5 million in fourth quarter 2003. Average freight rates, although flat on third quarter 2004, were up 5% from fourth quarter 2003 offsetting the effect of reduced volume, which was 5% lower than fourth quarter 2003 due to US West Coast congestion and the restructuring of our Trans-Tasman services.

Full year operating income at $32 million was $8 million higher than $24 million in 2003, with higher average freight rates up 12%, offset by lower volume and increased operating costs.

Latin American Market
---------------------
Operating income at $5 million was $1 million up on fourth quarter 2003 but down from $12 million in third quarter 2004. Volume was up 5% and average freight rates, reflecting strong exports from Latin America, were 29% higher than fourth quarter 2003 and up 5% from third quarter 2004. Additional sailings of new services increased ship network and other operating costs.

For 2004, operating income at $23 million was double 2003 with volume up 3% and average freight rates up 15%, partly offset by higher operating costs.

Asian Market
------------
Operating income of $13 million in fourth quarter 2004 was significantly higher than $8 million loss in fourth quarter 2003 and up $2 million on third quarter 2004. Volume, up 11% compared to fourth quarter 2003, grew in all trade lanes due to strong export growth from Asia and the addition of new services. Average freight rates were 18% higher than fourth quarter 2003 and unchanged from third quarter 2004. However, operating expenses were also higher due to increased ship network, inland and empty positioning costs.

Operating income for 2004 was $23 million, a $35 million improvement from the $12 million loss in 2003. Higher volume up 20% on a comparable basis, higher average freight rates up 7%, and better operating performance in the Indian trades were partly offset by higher operational costs.



                                     3/25

Other Activities
----------------
Operating income was $5 million compared to $4 million in fourth quarter 2003. Full year operating income of $21 million was up from $14 million in 2003, due to improved performance of Montreal Gateway Terminals on higher volume and the contribution from new Logistics activities.

Expenses
--------
Total container shipping expenses for the quarter were up 20% to $803 million from $668 million in fourth quarter 2003, due partly to volume growth, but also higher operating costs. General and administrative costs in the quarter, at $109 million, were up 2% from $107 million in 2003. Expenses included $5 million of unusual charges, comprising $3 million for legal and other costs of the Special Committee review of the August 2004 restatement and $2 million in costs for the departure in December 2004 of the former CEO.

Cost per teu at $1,556 increased by 17% in fourth quarter 2004 compared to $1,329 in the same period 2003. Inland transport, other variable expenses and fixed costs each represented about one third of the increase. Within fixed costs, charter costs were up $17 million and fuel expenses up $10 million due to higher prices.

During the quarter, the adverse impact of the weaker US$ on operating costs was about $27 million compared with fourth quarter 2003, partly offset by a $13 million positive impact on revenue. Much of our exposure to the Euro, Canadian $ and GB Pound was hedged for a gain of $5 million, compared with an $8 million gain in fourth quarter 2003. In addition, there was a $3 million gain on foreign exchange contracts outstanding at 31st December 2004 which did not qualify for hedge accounting. There was an exchange gain of $2 million, compared with a $4 million gain in fourth quarter 2003, from foreign currency receivables and payables settled in the quarter and the translation of the quarter end balance sheet foreign currency denominated assets and liabilities.

Charter costs were up $48 million in full year 2004. The average length of outstanding charter commitments at 31st December 2004 was 13 months, up from five months at 31st December 2003. The estimated incremental cost of the 2004 renewals in 2005 is $16 million. There will be a further impact of renewals anticipated for 16 ships in 2005, estimated at $20 million for 2005 , down from the previous estimate in the third quarter report of 18 ships at $29 million.

Congestion at marine terminals and a shortage of rail and truck capacity in North America and Europe continued to have an adverse impact on operations during the quarter. In particular, we experienced significant congestion at Los Angeles affecting several of our West Coast services. In addition, terminal congestion increased at ports on the East Coast South America and India.

The 2004 cost reduction program delivered $65 million of annualized savings, about one third each for ship networks, operational costs and organizational efficiencies. The impact on 2004 results is estimated to have been about $40 million, thereby partly offsetting the impact of overall higher costs.



                                     4/25

Other Consolidated Income Statement Items
-----------------------------------------
Net interest expense for the fourth quarter 2004 was flat at $9 million with reduced interest costs due to lower borrowing levels being offset by less interest income.

Net interest expense for the year, up $8 million from 2003 at $44 million, included a $4 million non-cash charge to write off unamortized fees and other costs on the replacement of credit facilities during the first quarter 2004; a $4 million non-cash charge for the accretion of $29 million of the $200 million convertible notes originally recorded as other equity and a $2 million decrease in interest income.

Income tax expense in the fourth quarter was $5 million, compared with a $1 million credit in fourth quarter 2003. For the year it was $11 million compared to $3 million in 2003. The increases were due to recognition of a future tax benefit of $4 million in fourth quarter 2003 and general increases in freight and other taxes, mainly in Europe in fourth quarter 2004.

Outlook
-------
The following section contains forward-looking statements and investors should read the cautions under the heading "Forward-Looking Statements."

The outlook for 2005 is positive. Although we expect a seasonally weak first quarter it is anticipated that subject to current industry and market conditions continuing, net income in 2005 will substantially exceed net income in 2004. We expect overall volume to grow modestly. In the TransAtlantic, improved trade lane supply and demand balance is expected to drive further freight rate increases. In Australasia, our solid performance is expected to continue. Latin American volume is expected to increase moderately with further freight rate improvement. In Asia, we anticipate continuing strong volume growth, albeit at a more moderate level than in 2004. Unit costs are expected to increase further although at a much lower rate than in 2004. Our cost assumptions include an average fuel price of $175 tonne (Rotterdam barges) and average exchange rates of US$ to Canadian $1.28, Euro 0.77 and GP Pound 0.55.

Capital Expenditure
-------------------
Capital expenditure in the fourth quarter was $13 million, mainly for investment in information systems and ship equipment.

By the end of the quarter, we had taken delivery of 2,000 of the 3,000 new 40-ft temperature-controlled containers ordered during the third quarter. Delivery of the remaining containers is expected by the end of first quarter 2005. Financing for all 3,000 containers is through a $46 million capital lease and consequently the investment is not shown in the cash flow statement.

Capital expenditure of $145 million is planned for 2005, including $100 million on containers for a further 3,000 temperature-controlled and 19,500 dry-van containers for delivery during 2005. The temperature-controlled container investment will replace about 2,000 leased containers and help meet our previously stated objective to



                                     5/25
double our carryings in this higher margin market over the next five years. The new dry-vans will replace old worn-out containers.

The container investment which is expected to be financed by capital leases, will reduce fleet operating costs and increase the owned percentage to about 33% .The return on investment is expected to substantially exceed our cost of capital.

The remaining $45 million is for maintenance expenditure, mainly information systems and terminal equipment.

Ship Fleet
----------
The ship fleet was 79 ships on 31st December, down from 81 ships on 30th September 2004 due to temporary scheduling changes in the West Coast North America - Mediterranean trade lane.

LIQUIDITY AND CAPITAL RESOURCES

Free cash flow for the fourth quarter 2004 was $51 million compared to $80 million in fourth quarter 2003. Higher cash from operating activities was offset by reduced improvement in non-cash working capital, an increase in dry-dock expenses and reduced proceeds from the sale of assets.

For the year, free cash flow was $181 million compared to $4 million in 2003 due primarily to a significant improvement in non-cash working capital and lower capital expenditure, partly offset by increased dry-dock costs and lower proceeds from the sale of assets.

Long-term debt of $564 million at 31st December 2004 was down from $651 million at 31st December 2003, due mainly to the repayment of borrowings from operating cash flow and the proceeds from the issuance of the convertible notes of which $29 million was classified as other equity, partly offset by an increase in capital lease commitments from the financing of investment in new containers. Cash and cash equivalents were $135 million compared to $75 million at 31st December 2003.

As previously reported, in first quarter 2004, we issued $200 million of 4% convertible senior subordinated notes due in 2024. The shelf registration statement was declared effective on 26th April 2004, but subsequently suspended on 11th May 2004 in connection with the restatement announcement on that date. The shelf registration statement was reactivated on 22nd November 2004.

At 31st December 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. We expect to remain in compliance throughout 2005 based on current projections.

FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management
-----------------------------------------
CP Ships' revenue is denominated primarily in US$, but it is exposed to a net foreign currency exchange risk through local operating costs. The most significant currency exposures are Euro, Canadian $, Mexican Peso, and GB



                                     6/25

Pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.

During fourth quarter 2004, about 68% of the Euro, 86% of the Canadian $, and 46% of the GB Pound exposures were hedged resulting in a $5 million gain. In addition, there was a $3 million gain relating to foreign exchange contracts outstanding at 31st December 2004 that did not qualify for hedge accounting. The total gain was the same as an $8 million gain in fourth quarter 2003.

At the end of the fourth quarter, hedges were in place to cover some of the anticipated exposures for the first quarter 2005. Subsequently, coverage was increased for full year 2005 using a combination of forward contracts and put and call options.

The hedges for the Canadian $, Euro and GB Pound in place at 31st December 2004 and at 10th February 2005 have the following coverage against expected full year 2005 costs in the hedged currencies, and at the ranges indicated:

                                 Contracts in place at 31st      Contracts in place at 10th
                                       December 2004                        February 2005
1 US$ buys                         Hedge %        Range             Hedge %       Range
------------------------------ --------------- -------------    ------------- --------------
Canadian $                          2%          1.28-1.38             39%       1.23-1.24
Euro                                4%          0.80-0.85             27%       0.77-0.78
GB Pound                            4%          0.56-0.58             32%       0.53-0.55

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against all of the Euro, Canadian $, Mexican Peso, and GB Pound combined would be to decrease annual operating income by $6 million; a 1% increase in the US$ exchange rate would increase operating income by $6 million.

Interest Rate Risk Management
-----------------------------
At 31st December 2004, taking account of fixed to floating interest rate swaps on the ten-year notes, $328 million or 58% of the group's debt obligations was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.66%. The remaining borrowings were fixed at an average rate of 4.59%.

Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $2 million.

Fuel Price Risk Management
--------------------------
During the fourth quarter 393,000 tonnes of bunker fuel were consumed at an average price of $187 per tonne compared to 393,000 tonnes at $158 in the same period 2003. For the year, 1.55 million tonnes at an average price of $174 were consumed compared to 1.50 million tonnes at $161 per tonne in 2003.



                                     7/25

To manage up to 50% of our anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. For the fourth quarter 2004 and the full year, the impact of the hedges was nil.

At 31st December 2004, approximately 20% of anticipated bunker fuel purchases were hedged for first quarter 2005 at a price of $159 per tonne and 8% for the remainder of 2005 at $163 per tonne. The hedges were written against the Rotterdam 3.5% Barges Index and are before delivery costs.

Cover was increased after 31st December 2004 for the rest of 2005 such that 20% of anticipated exposure is covered in a range of $156-$173 per tonne reference Rotterdam 3.5% Barges Index.

The estimated impact on annual operating income based on 2004 fuel purchases before hedging of a 5% movement in CP Ships fourth quarter 2004 average bunker fuel price would be $15 million, although up to 50% of any price increase is estimated to be recoverable through fuel surcharges with a delay of two to three months.

LITIGATION UPDATE

Six class action lawsuits in the US and three in Canada have been filed against CP Ships. These proceedings, which relate to the restatement of historical financial results for first quarter 2004 and the years 2003 and 2002, are at a preliminary stage and to date no class has been certified and no consolidated claim has been filed. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. CP Ships has retained counsel and is in the process of defending these claims.

DIVIDEND

The Board of Directors has declared a dividend for the fourth quarter 2004 of $0.04 per common share, payable on 10th March 2005 to shareholders of record on 23rd February 2005.

ONFERENCE CALL AND PRESENTATION

Management will discuss this report in a conference call and presentation with the investment community on Thursday 10th February 2005 at 11:00 am Eastern Standard Time, 4:00 pm London, UK Time. The conference call and presentation will be webcast live through the corporate website, www.cpships.com where it will also be available in archive.

ADDITIONAL INFORMATION

Additional information may be found on SEDAR, www.sedar.com, or on the CP Ships website.



                                     8/25

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.



                                     9/25

QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                               Q4         Q3        Q2         Q1       Q4       Q3        Q2          Q1        Q4
 US$ millions except volume            2004       2004      2004       2004     2003     2003      2003        2003      2002
--------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
   TransAtlantic                        292        306       305        294      301      287       305         270       284
   Australasia                           74         72        73         74       78       79        73          74        87
   Latin America                         65         63        61         58       63       63        60          53        55
   Asia                                 133        131       126        126      119      114       111         109       113
   Other                                  4          6         5         10        8       11         9           8        11
                                    --------------------------------------------------------------------------------------------
                                        568        578       570        562      569      554       558         514       550
--------------------------------------------------------------------------------------------------------------------------------

 Revenue
   TransAtlantic                        458        449       441        406      428      400       401         344       371
   Australasia                          152        150       146        132      136      133       129         117       143
   Latin America                        112        107        89         79       80       78        75          64        71
   Asia                                 227        224       192        170      167      172       158         138       145
   Other                                 39         36        35         27       27       33        28          22        24
                                    --------------------------------------------------------------------------------------------
                                        988        966       903        814      838      816       791         685       754
                                    --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

 Expenses
   TransAtlantic                        444        444       433        408      397      387       381         343       351
   Australasia                          143        143       140        122      131      126       123         111       130
   Latin America                        107         95        84         78       76       74        72          64        69
   Asia                                 214        213       192        171      175      164       156         152       151
   Other                                 34         30        28         24       23       27        25          21        21
                                    --------------------------------------------------------------------------------------------
                                        942        925       877        803      802      778       757         691       722
                                    --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(1)
   TransAtlantic                         14          5         8         (2)      31       13        20           1        20
   Australasia                            9          7         6         10        5        7         6           6        13
   Latin America                          5         12         5          1        4        4         3           0         2
   Asia                                  13         11         0         (1)      (8)       8         2         (14)       (6)
   Other                                  5          6         7          3        4        6         3           1         3
                                    --------------------------------------------------------------------------------------------
                                         46         41        26         11       36       38        34          (6)       32
                                    --------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

 Analysis of expenses
   Container shipping operations        803        789       733        667      668      630       621         568       598
   General and administrative           109        101       108        110      107      113       108          96       101
   Depreciation and amortization         32         31        29         32       33       29        29          28        30
   Other                                 (2)         4         7         (6)      (6)       6        (1)         (1)       (7)
                                    --------------------------------------------------------------------------------------------
                                        942        925       877        803      802      778       757         691       722
--------------------------------------------------------------------------------------------------------------------------------




(1) Before exceptional items, which are a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.



                                    10/25

OPERATING DATA

Unaudited

 EBITA                                   Q4         Q3        Q2         Q1       Q4       Q3        Q2          Q1        Q4
 US$ millions                          2004       2004      2004       2004     2003     2003      2003        2003      2002
--------------------------------------------------------------------------------------------------------------------------------
                                         78         72        55         43       69       67        63          22        62
--------------------------------------------------------------------------------------------------------------------------------


 Free cash flow
 US$ millions
--------------------------------------------------------------------------------------------------------------------------------
                                         51         95        20         15       80       25         1        (102)     (168)
--------------------------------------------------------------------------------------------------------------------------------


 Quarterly freight rate changes
 Percentage change(2)
--------------------------------------------------------------------------------------------------------------------------------
 TransAtlantic                            8          0         1         (3)       3        5         5          (1)        6
 Australasia                              0         (1)        0          6        6        2         3           3         2
 Latin America                            5         10        11          0        3       (6)        1          (3)       (4)
 Asia                                     0         13        10         (5)      (8)       7         9          (5)        0

                                    --------------------------------------------------------------------------------------------
Total percentage change                   4          6         4         (2)      (1)       7         5          (2)        1
--------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals
 US$ millions
--------------------------------------------------------------------------------------------------------------------------------
 Ships                                   66         59        51         49       49       44         44         40        57
 Containers                              39         40        36         38       37       39         39         38        36
 Other                                    9          8         9          8        7       10          8          7         9

                                    --------------------------------------------------------------------------------------------
                                        114        107        96         95       93       93         91         85       102
--------------------------------------------------------------------------------------------------------------------------------


Earnings Coverage(F)                     Q4         Q3        Q2         Q1
Ratio                                  2004       2004      2004       2004
------------------------------------------------------------------------------

                                         3.2       3.0       3.0        3.1
------------------------------------------------------------------------------


Ships
Number of ships employed at 31st December 2004                               79
Nominal capacity of ships employed at 31st December 2004 in teu          192,400
--------------------------------------------------------------------------------


Containers
fleet in teu at 31st December 2004                             460,000
----------------------------------------------------------------------------


(2) Percentage increase/(decrease) compared with previous quarter. Asia-Europe is excluded from Q2 2003.



                                    11/25

INTERIM CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                 Three months                     Twelve months
US$ millions except per share amounts                                   to 31st December                 to 31st December
                                                                        2004     2003                    2004        2003
                                                                                  Restated(3)
------------------------------------------------------------------------------------------------------------------------------

Revenue
  Container shipping operations                                          988             838            3,671        3,130

Expenses
  Container shipping operations                                          803             668            2,992        2,487
  General and administrative                                             109             107              428          424
  Depreciation and amortization of intangible assets                      32              33              124          119
  Currency exchange (gain) / loss                                         (2)             (4)               3           (2)
  Diminution in value of property, plant and equipment                     -               -                -            2
  Gain on disposal of property, plant and equipment                        -              (2)               -           (2)

                                                                    ----------------------------------------------------------
                                                                         942             802            3,547        3,028

Operating income before exceptional items                                 46              36              124          102
  Exceptional items (note 5)                                               -               -                -          (10)

                                                                    ----------------------------------------------------------

Operating income                                                          46              36              124           92

  Interest expense, net (note 6)                                          (9)             (9)             (44)         (36)
  Current income tax expense                                              (5)              1              (11)          (3)

                                                                    ----------------------------------------------------------
Net income available to common shareholders                             $ 32            $ 28             $ 69         $ 53
                                                                    ----------------------------------------------------------

Average number of common shares outstanding (millions) (note 10)        90.2            89.9             90.0         89.8

Earnings per common share - basic (note 10)                           $ 0.35          $ 0.31           $ 0.77       $ 0.59

Earnings per common share - diluted (note 10)                         $ 0.35          $ 0.30           $ 0.75       $ 0.57


INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                 Three months                     Twelve months
US$ millions                                                            to 31st December                 to 31st December
                                                                        2004     2003                    2004        2003
                                                                                  Restated(3)
------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period                                             604             554              579          540
Transitional amount for stock-based compensation (note 2(a))               -               -               (1)           -

                                                                    --------------------------------------------------------------
Adjusted opening balance                                                 604             554              578          540

Net income available to common shareholders                               32              28               69           53
                                                                    --------------------------------------------------------------
                                                                         636             582              647          593

Dividends on common shares                                                (3)             (3)             (14)         (14)

                                                                    --------------------------------------------------------------
Balance, 31st December                                                  $633           $ 579             $633         $579
                                                                    --------------------------------------------------------------


(3) Restated - see note 3
See accompanying notes to the interim consolidated financial statements


                                    12/25

INTERIM CONSOLIDATED BALANCE SHEETS

Unaudited                                                                       31st December             31st December
US$ millions                                                                         2004                      2003
----------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
  Cash and cash equivalents                                                             135                        75
  Accounts receivable                                                                   473                       463
  Prepaid expenses                                                                       54                        44
  Inventory                                                                              26                        24
                                                                             -----------------------------------------------
                                                                                        688                       606

Property, plant and equipment at cost                                                 1,750                     1,706
Accumulated depreciation                                                               (569)                     (471)
                                                                             -----------------------------------------------
                                                                                      1,181                     1,235


Deferred charges                                                                         49                        32
Goodwill                                                                                608                       598
Future income tax assets                                                                  7                         4
Other assets and intangible assets                                                       37                        25

                                                                             -----------------------------------------------
                                                                                    $ 2,570                   $ 2,500
                                                                             -----------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
  Accounts payable and accrued liabilities                                              626                       564
  Long-term debt due within one year (note 7)                                            19                        19
                                                                             -----------------------------------------------
                                                                                        645                       583

Long-term liabilities
  Long-term debt due after one year (note 7)                                            545                       632
  Future income tax liabilities                                                           8                         7
                                                                             -----------------------------------------------
                                                                                        553                       639

Shareholders' equity
  Common share capital                                                                  689                       686
  Other equity (note 7)                                                                  29                        -
  Contributed surplus                                                                    14                        7
  Retained earnings                                                                     633                       579
  Cumulative foreign currency translation adjustments                                     7                         6
                                                                             -----------------------------------------------
                                                                                      1,372                     1,278

                                                                             -----------------------------------------------
                                                                                    $ 2,570                   $ 2,500
                                                                             -----------------------------------------------


See accompanying notes to the interim consolidated financial statements


                                    13/25

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                       Three months                     Twelve months
US$ millions                                                                  to 31st December                 to 31st December
                                                                             2004       2003                   2004        2003
                                                                                        Restated(3)
----------------------------------------------------------------------------------------------------------------------------------
Operating activities
  Net income                                                                   32              28                69          53
  Depreciation and amortization of intangible assets                           32              33               124         119
  Exceptional items                                                             -               -                 -          10
  Future income tax benefit                                                    (2)             (4)               (2)         (4)
  Amortization and write-off of deferred charges                                4               3                17          13
  Amortization of bond discount                                                 1               -                 1           -
  Gain on disposal of fixed assets                                              -              (2)                -          (2)
  Diminution in value of property, plant and equipment                          -               -                 -           2
  Stock-based compensation                                                      1               1                 7           6
  Accretion of convertible notes                                                1               -                 4           -
  Other                                                                         1               -                (2)          -
                                                                          --------------------------------------------------------
                                                                               70              59               218          197

  Decrease/(increase) in non-cash working capital (note 9)                      4              24                27          (37)

                                                                          --------------------------------------------------------
  Cash inflow from operations before exceptional item related                  74              83               245          160
    payments

  Exceptional item related payments                                             -              (3)               (2)         (10)

                                                                          --------------------------------------------------------
Cash inflow from operations                                                    74              80               243          150

Financing activities
  Increase in share capital                                                     1               -                 2            1
  Convertible notes issued                                                      -               -               200            -
  Increase in long-term debt                                                    1               -                76          104
  Repayment of long-term debt                                                  (5)            (81)             (369)        (172)
  Reimbursement of ship stage payments                                          -               -                 -           43
  Increase in deferred financing costs                                         (1)              -               (10)          (1)
  Financing costs allocated to other equity                                     -               -                (1)           -
  Common share dividends paid                                                  (3)             (3)              (14)         (14)
                                                                          --------------------------------------------------------
  Cash outflow from financing activities                                       (7)            (84)             (116)         (39)

Investing activities
  Additions to property, plant and equipment                                  (13)            (13)              (38)        (158)
  Increase in deferred dry-dock costs                                          (8)             (1)              (24)          (4)
  Acquisition of businesses                                                     -               -                (5)           -
  Decrease in other assets                                                     (3)             (2)               (2)          (2)
  Proceeds from disposal of property, plant and equipment                       1              16                 2           18
                                                                          --------------------------------------------------------
  Cash outflow from investing activities                                      (23)              -               (67)        (146)

Cash position(4)
           Increase/(decrease) in cash and cash equivalents                    44              (4)               60          (35)
           Cash and cash equivalents at beginning of period                    91              79                75          110

                                                                          --------------------------------------------------------
           Cash and cash equivalents at end of period                       $ 135            $ 75             $ 135         $ 75
                                                                          --------------------------------------------------------


(3) Restated - see note 3
(4) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements



                                    14/25

SEGMENT INFORMATION

Unaudited                                                                   Three months              Twelve months
US$ millions                                                              to 31st December           to 31st December
                                                                           2004      2003(3)          2004        2003
---------------------------------------------------------------------------------------------------------------------------
Revenue
  TransAtlantic                                                             458          428          1,754      1,573
  Australasia                                                               152          136            580        515
  Latin America                                                             112           80            387        297
  Asia                                                                      227          167            813        635
  Other                                                                      39           27            137        110

                                                                  ---------------------------------------------------------------
                                                                          $ 988        $ 838        $ 3,671    $ 3,130
                                                                  ---------------------------------------------------------------

Expenses
  TransAtlantic                                                             444          397          1,729      1,508
  Australasia                                                               143          131            548        491
  Latin America                                                             107           76            364        286
  Asia                                                                      214          175            790        647
  Other                                                                      34           23            116         96

                                                                  ---------------------------------------------------------------
                                                                          $ 942        $ 802        $ 3,547    $ 3,028
                                                                  ---------------------------------------------------------------


Operating income/(loss)(5)
           TransAtlantic                                                     14           31             25         65
           Australasia                                                        9            5             32         24
           Latin America                                                      5            4             23         11
           Asia                                                              13           (8)            23        (12)
           Other                                                              5            4             21         14

                                                                  ---------------------------------------------------------------
                                                                           $ 46         $ 36          $ 124      $ 102
                                                                  ---------------------------------------------------------------

(3) Restated - see note 3
(5) Before exceptional items - see note 5



                                    15/25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.   Basis of Presentation

These interim consolidated financial statements have been prepared using accounting policies, other than those set out in note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. Actual results may differ from these estimates.

The financial data presented in this document is for the fourth quarter 2004, being the three months ended 31 December 2004, and the 2004 full year being the 12 months ended 31 December 2004. These periods are compared to the corresponding periods in the previous year being the fourth quarter 2003 (three months ended 31 December 2003) and 2003 full year (12 months ended 31 December 2003) respectively unless otherwise stated.

2.   Change in Accounting Policies

(a)  Stock-based Compensation

CICA 3870, "Stock-based Compensation and Other Stock-based Payments", effective 1st January 2004, required the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. The fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

CP Ships selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b)  Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", established new criteria for applying hedge accounting and applied to all hedging relationships in effect on or after 1st January 2004. These guidelines specified the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the correct method of accounting for the discontinuance of hedge accounting. Where derivative instruments accounted for as hedges prior to 1st January 2004 no longer qualified for hedge accounting, their recorded amounts were adjusted from their carrying value to their fair value.

Effective 1st January 2004, CP Ships has determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying



                                    16/25
value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million as at 1st January 2004. The corresponding adjustment of $0.3 million was deferred. During September 2004, these interest rate swaps were closed out and replaced with new swaps which qualified for hedge accounting under the new standard.

3.   Restatements

As previously reported in May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1 million was identified, and it was determined that $7 million related to 2002.

Additional adjustments to previously reported results were subsequently identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 were restated.

(a) Impact of restatement on consolidated statements of income
The impact of the restatements on net income for the three and 12 months to 31st December 2003 is as follows:


                                          3 months to 31st  12 months to 31st
                                            December 2003     December 2003
US$ millions
-------------------------------------------------------------------------------

Net /income - as previously reported             41                 82



Adjustments:
------------
Revenue
Container shipping operations (i)                (3)               (6)

Expenses
Container shipping operations (ii)              (10)               (23)
                                          -------------------------------------

Total adjustments                               (13)               (29)
                                          -------------------------------------

Net /income - as restated                        28                 53

                                          -------------------------------------

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

(b) Impact of restatement on consolidated statements of retained earnings

                                              31st
                                         December 2003
US$ millions                                  2003
--------------------------------------------------------

Retained earnings - as
previously reported                           615

Adjustments                                   (36)
                                        ----------------

Retained earnings - as restated               579
                                        ----------------



                                    17/25

As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.


(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st December 2003 is as follows:

Fourth Quarter 2003
-------------------

                                       Trans                     Latin
US$ millions                          Atlantic   Australasia    America      Asia      Other       Total
------------------------------------------------------------------------------------------------------------
Operating
income/(loss) - as
previously reported
                                        37            7            6          (6)         5          49

Restatement                             (6)          (2)          (2)         (2)        (1)        (13)
                                   --------------------------------------------------------------------------

Operating
income/(loss) - as
restated
                                        31            5            4          (8)         4          36
                                   --------------------------------------------------------------------------

4.   Business Acquisition

On 1st April 2004, CP Ships acquired all the outstanding shares of ROE Logistics for $13 million. The fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being goodwill and other intangible assets, of which goodwill comprises $10 million and other intangible assets include customer based intangible assets of $2 million. Cash consideration of $5 million has been paid. The balance is payable in three annual instalments to 2006, depending on the achievement of financial targets by ROE Logistics.

5.   Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. At 31st December 2004, this restructuring was substantially complete with $2 million remaining to be spent for redundant office leases that do not expire until 2008.

6.   Interest Expense, net

                                                               Three months             Twelve months
                                                             to 31st December          to 31st December
US$ millions                                                  2004       2003           2004        2003
-------------------------------------------------------------------------------------------------------------
 Interest income                                                 -        (2)             (1)         (3)
                                                           --------------------------------------------------

 Interest expense:
   Bank loans                                                    -         2               4           11
   4% convertible senior subordinated notes                      3         -              11            -
   10 3/8% senior notes due 2012                                 5         5              21           21
   Other                                                         1         4               7            9
                                                           --------------------------------------------------
 Total interest expense                                          9        11              43           41
                                                           --------------------------------------------------

 Financial instruments                                          (1)       (1)             (5)          (6)
 Amortization and write-off of deferred financing costs          1         1               7            4

                                                           --------------------------------------------------
 Interest expense, net                                         $ 9       $ 9            $ 44          $ 36
                                                           --------------------------------------------------



                                    18/25

Other interest expense results from various capital leases for ships and IT equipment.

Interest expense relating to financial instruments includes a $1 million benefit for the three months ended 31st December 2004 (2003: $2 million) and a $5 million benefit for the twelve months ended 31st December 2004 (2003: $6 million) for accrued interest received as a result of swapping the fixed 10.375% senior notes to a floating interest of US$ LIBOR+6.19% for the eight months to 31st August 2004, and at US$ LIBOR+5.77% for the four months to 31st December 2004. During the third quarter 2004, interest rate swaps not qualifying for hedge accounting under AcG-13 (see note 2(b)) were closed out and replaced with other financial instruments that qualified for hedge accounting.

During the three months ended 31st March 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect to revolving credit facilities terminated in that period.

7.   Long-Term Debt

                                                  31st December       31st December
US$ millions                                           2004               2003
------------------------------------------------------------------------------------------
Bank loans                                                -                 275
4% convertible senior subordinated notes                174                   -
10 3/8% senior notes due 2012                           197                 196
Long-term loans                                          30                  37
                                                 -----------------------------------------
                                                        401                 508

Capital leases                                          163                 143
                                                 -----------------------------------------
                                                        564                 651

Amounts due within one year                             (19)                (19)
                                                 -----------------------------------------

Amounts due after one year                            $ 545               $ 632
                                                 -----------------------------------------

Bank Loans - Bank loans comprise a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, nil was drawn at 31st December 2004 and $525 million was available to be drawn. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.

4% Convertible Senior Subordinated Notes - On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where the company has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.



                                    19/25

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

Capital Leases - During the fourth quarter 2004, CP Ships entered into a $46 million committed credit facility to fund 100% of its investment in 3,000 temperature-controlled containers. The facility is available until 31st March 2005, with a commitment fee of 1/24th of the undrawn amount payable during this period, which is split into four sub-leases each of up to 750 units. The first two leases commenced on 31st December 2004, and the second two will commence on the delivery of the remaining 1,500 units or 31st March 2005, whichever is earlier. Each lease is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.25%. The leases contain a number of cross default provisions and financial and operational covenants, which are similar to those contained in the $525 million revolving credit facility. CP Ships and certain of its subsidiaries guarantee amounts outstanding under the lease.

In addition to the temperature-controlled container lease, CP Ships was party to further leases on containers and ships at 31st December 2004.

Covenants - At 31st December 2004, CP Ships was in compliance with its financial covenants and had no dividend or debt arrears. CP Ships expects to remain in compliance throughout 2004 based on current projections.

Following the announcement of the restatement of the financial results for 2002, 2003 and the first quarter 2004 on 9th August 2004, both Standard and Poor's and Moody's Investor Services elected to review their credit ratings. Standard and Poor's completed its review during the quarter, confirmed the corporate rating as BBB- but changed outlook from "stable" to "negative". Moody's completed their review after the quarter end and confirmed its senior implied rating as Ba2, but changed outlook from "positive" to "stable". The 10.375% senior notes are rated BB+ by Standard and Poor's and Ba3 by Moody's and the convertible notes BB+ and B1 respectively.

In the event that the corporate rating from Standard and Poor's was to decrease to BB a default, unless remedied, including by prepayment of the facility, would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility.

8.   Stock-Based Compensation

During 2004, employees were granted 216,411 restricted shares vesting on 1st December 2006, of which 178,411 are contingent on the achievement by the company of certain performance criteria. No stock options have been granted in 2004. In addition, directors were granted 20,000 deferred stock units and 65,667 restricted shares in 2004.

During 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004. These stock options were exercised and a further 166,000 stock options and 43,667 restricted shares were cancelled.

During the year ended 31st December 2004 it was determined that the company would not achieve the performance criteria necessary for 866,322 stock options to vest in December 2005 and as a result $2 million previously included as stock based compensation expense during 2003 and 2004 was written back to the consolidated statements of income, of which $1 million was recorded in 2004 opening retained earnings.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. The company has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 (see note 2(a) for impact of revised stock-based compensation accounting policy), and must disclose the impact on net income available to common shareholders and earnings per common share as if the fair value method of accounting for stock-based compensation had been applied in the comparative period. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment.



                                    20/25

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates for the three and twelve months ended 31st December 2003, the company's net income available to common shareholders or earnings per common share would have been as follows:

                                                                  Three months                   Twelve months
                                                                to 31st December               to 31st December
US$ millions except per share amounts                           2004         2003             2004         2003
--------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
     As reported                                                $ 32          $ 28             $ 69        $ 53
     Add: Stock-based compensation from stock
     options determined under methods other than the
     fair value method included in reported net income             -             1                -           6
     Subtract: Stock-based compensation from stock
     options determined under the fair value based
     method not included in reported net income                    -            (1)               -           (7)
                                                              --------------------------------------------------------------
     Pro forma                                                  $ 32          $ 28             $ 69          $ 52
                                                              --------------------------------------------------------------

Earnings per common share - basic
     As reported                                              $ 0.35        $ 0.31           $ 0.77        $ 0.59
     Pro forma                                                $ 0.35        $ 0.31           $ 0.77        $ 0.58

Earnings per common share - diluted
     As reported                                              $ 0.35        $ 0.30           $ 0.75        $ 0.57
     Pro forma                                                $ 0.35        $ 0.30           $ 0.75        $ 0.56
                                                              --------------------------------------------------------------

Stock-based compensation expense of $2 million was recognized for the three months ended 31st December 2004 and $7 million for the twelve months ended 31st December 2004 ($1 million for the three months ended 31st December 2003 and $6 million for the twelve months ended 31st December 2003) relating only to restricted share awards.

9.   Supplemental Cash Flow Information

(a)  Changes in non-cash working capital

                                                                  Three months                   Twelve months
                                                                to 31st December               to 31st December
US$ millions                                                    2004         2003             2004         2003
--------------------------------------------------------------------------------------------------------------------------

(Increase)/decrease in current assets:
     Accounts receivable                                         (25)            8              (10)           63
     Prepaid expenses                                             (1)           13              (10)            2
     Inventory                                                     -            (1)              (2)           (3)


Increase/(decrease) in current liabilities:
     Accounts payable and accrued liabilities                     29            (1)              62          (101)

 Other changes in non-cash working capital
     Accrued liability for acquisition of business                 -             -               (8)            -
     Accrued liability for property, plant and equipment           -             -               (8)            -
     Exceptional items                                             -             -                -           (10)
     Exceptional item related payments                             -             3                2            10
     Other                                                         1             2                1             2

                                                              --------------------------------------------------------------
                                                                 $ 4          $ 24             $ 27         ($ 37)
                                                              --------------------------------------------------------------


(b) Non-cash transactions excluded from the consolidated statements of cash flow



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

                                                                     Three months              Twelve months
US$ millions                                                       to 31st December          to 31st December
                                                                   2004        2003         2004         2003
----------------------------------------------------------------------------------------------------------------
Capital lease obligations included in long-term debt                 22          11           22          122
Deferred gain on hedged financial instruments                         7          12            9           11

10.  Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

                                                                     Three months                    Twelve months
                                                                   to 31st December                 to 31st December
millions of shares                                                 2004             2003            2004          2003
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in                   90.2             89.9            90.0            89.8
  calculating basic earnings per share

                                                              -----------------------------------------------------------------

Effect of dilutive securities - stock options                       0.4              1.4             0.8             1.1
                              - unvested restricted shares          1.7              1.7             1.7             1.7
                                                              -----------------------------------------------------------------

Weighted average number of common shares used in                   92.3             93.0            92.5            92.6
  calculating diluted earnings per share

                                                              -----------------------------------------------------------------

For the three and twelve months ended 31st December 2004, the convertible notes, which were convertible into 7.9 million common shares under certain conditions, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods.

11.  Pensions

The total benefit cost for the three months ended 31st December 2004 is $2 million (2003: $3 million) and for the 12 months ended 31st December 2004 is $9 million (2003: $9 million).

12.  Contingent Liabilities

CP Ships is aware that certain security holder class action lawsuits have been filed against the company and certain directors and officers in the USA and Canada. The actions are in respect to the company's restatements of previously reported financial results. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

The company is currently defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $ 93 million) against it and its subsidiary relating to the termination of contracts for stevedoring and related services. CAST Agencies Europe Limited intends to vigorously defend this action and does not believe it will incur any liability, and, accordingly no provision has been made in the financial statements with respect to this matter other than for legal costs.



                                    22/25

13.  Subsequent Events

The US Department of Transportation has granted Lykes Lines Limited LLC, a subsidiary of CP Ships, the right to operate five US-flag containerships in its new Maritime Security Program (MSP) for ten years beginning 1st October 2005. The ships will receive government subsidy to offset the cost of operating under US flag. Over the ten-year contract term, the subsidy is expected to total $145 million.

The new contract represents an increase in Lykes Lines' participation in MSP as only three of the five US-flag ships currently operated on the TransAtlantic are MSP ships and receive subsidy under the existing contract which expires on 30th September 2005.



                                    23/25

DEFINITIONS OF NON-GAAP TERMS

(A)EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standard meaning under Canadian GAAP and may not be comparable with similar measures used by others.


                                                                          Three months                  Twelve months
Unaudited                                                              to 31st December                to 31st December
US$ millions                                                         2004            2003              2004         2003
                                                                                Restated
--------------------------------------------------------------------------------------------------------------------------------
Operating income before exceptional items                              46              36               124          102
Plus:
     Depreciation and amortization of intangible assets                32              33               124          119

                                                                   -------------------------------------------------------------
EBITDA                                                               $ 78            $ 69             $ 248        $ 221
                                                                   -------------------------------------------------------------

(B) Free cash flow is cash from operations after payments for exceptional items, less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.


                                                                          Three months                  Twelve months
Unaudited                                                              to 31st December                to 31st December
US$ millions                                                         2004            2003              2004         2003
                                                                                Restated
--------------------------------------------------------------------------------------------------------------------------------

Cash inflow from operations                                            74              80               243          150

Less:
     Investing activities                                             (23)              -               (67)         146)

                                                                   -------------------------------------------------------------
Cash before financing activities                                       51              80               176            4

Adjustments:
Acquisition of businesses                                               -               -                 5            -

                                                                   -------------------------------------------------------------
Free cash flow                                                       $ 51            $ 80             $ 181          $ 4
                                                                   -------------------------------------------------------------

(C) Revenue per teu is total revenue divided by total volume in teu.

(D) Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (e.g. Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standard meaning under Canadian GAAP and may not be comparable with similar measures used by others.


(E) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.



                                    24/25

(F) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.

(G) Return on capital employed (ROCE) is operating income before exceptional items divided by average capital employed, where average capital employed comprises shareholders' equity, total long term debt and future income tax liabilities less cash and cash equivalents.


                                    -ends-





ABOUT CP SHIPS


One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 31st December 2004, CP Ships' vessel fleet was 79 ships and its container fleet 460,000 teu. Its 2004 volume was 2.3 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.








                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660



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